Exhibit 99.1

Psyence BioMed Announces Effective Date for 1-for-6.25 Reverse Stock Split

NEW YORK – January 14, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), today announced the effective date of its 1-for-6.25 share consolidation (reverse stock split) of the Company's issued and outstanding common shares. At a Special Meeting of Stockholders held on April 16, 2025, shareholders approved a special resolution authorizing the Board of Directors, at any time prior to the next annual meeting of shareholders, to implement a share consolidation at a ratio of up to 1-for-50, with the exact timing and consolidation ratio to be determined in the Board’s sole discretion. Following this approval, the Company's Board of Directors initially authorized a 1-for-7.97 consolidation ratio which was implemented Monday, May 5, 2025. On December 4, 2025, the board approved a second share consolidation at a ratio of 1-for-6.25.

The Company's common shares are expected to begin trading on a post-consolidated basis at the opening of the market on January 20, 2026. Following the consolidation, the Company's common shares will continue to trade under the symbol "PBM" on the Nasdaq Capital Market, with a new CUSIP number 74449F407.

At the effective time of the consolidation, every 6.25 issued and outstanding shares of the Company will automatically be combined into one issued and outstanding common share. The number of shares and the exercise price of the Company's outstanding warrants and other equity instruments will also be adjusted proportionately in accordance with their respective terms. As of January 14, 2026, the Company had 6,388,604 common shares issued and outstanding. As a result of the consolidation, the Company will have 1,022,177 common shares issued and outstanding.

No fractional shares will be issued in connection with the consolidation. Any fractional share resulting from the consolidation will be rounded down to the nearest whole share if the fraction is less than one-half of a share and rounded up to the nearest whole share if the fraction is at least one-half of a share. The consolidation affects all shareholders uniformly and will not alter any shareholder's percentage interest in the Company, except for minor adjustments resulting from the treatment of fractional shares. The share consolidation occurs at the registered shareholder level. Shareholders who hold their common shares through brokers, banks, or other nominees (i.e., in 'street name') are considered beneficial holders and may experience a delay in the reflection of the consolidation in their accounts, depending on the procedures of their broker, bank, or nominee.

Continental Stock Transfer & Trust Company is acting as the exchange agent and transfer agent for the consolidation. Shareholders holding their shares in book-entry form or through brokerage accounts are not required to take any action. Beneficial holders are encouraged to contact their broker, bank, or custodian with any questions regarding the effect of the share consolidation.

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the timing and implementation of the share consolidation, the expected timing for the Company’s common shares to begin trading on a post-consolidated basis, the Company’s ability to maintain compliance with Nasdaq’s continued listing standards, the anticipated effects of the share consolidation (including on the market price of the Company’s common shares), the issuance of a new CUSIP number, and the expected timing of adjustments to outstanding warrants and other equity instruments and the reflection of the share consolidation in brokerage and other accounts. These statements are based on current assumptions and expectations, including that the share consolidation will become effective as anticipated, and that the Company will continue to meet Nasdaq’s ongoing listing standards. These assumptions may prove incorrect. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays or challenges in completing the share consolidation; (ii) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (iii) potential volatility in the Company’s share price following the consolidation; (iv) changes in the regulatory, competitive, and economic landscape; (v) risks associated with the Company’s development plans and clinical trials; and (vi) risks related to the Company’s corporate authorizations for the share consolidation, including the possibility of claims or proceedings challenging the validity, interpretation or sufficiency of the shareholder resolutions authorizing the share consolidation. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company’s product candidates are investigational and have not been approved by any regulatory authority for use in the treatment of any disease or condition, and clinical results (if any) may not be indicative of future results. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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